		Exhibit 12

TAUBMAN CENTERS, INC.

Computation of Ratios of Earnings to Combined Fixed Charges and Preferred Dividends
(in thousands, except ratios)

	Nine Months Ended September 30
	2010	2009

Earnings (loss) before income from equity investees (1)	$15,090	$(122,119)

Add back:
Fixed charges	120,238	116,079
Amortization of previously capitalized interest	3,396	3,419
Distributed income of Unconsolidated Joint Ventures	29,213	28,980

Deduct:
Capitalized interest	(176)	(915)
Preferred distributions	(1,845)	(1,845)

Earnings available for fixed charges and preferred dividends	$165,916	$23,599

Fixed charges:
Interest expense	$114,246	$109,113
Capitalized interest	176	915
Interest portion of rent expense	3,971	4,206
Preferred distributions	1,845	1,845
Total fixed charges	$120,238	$116,079

Preferred dividends	10,975	10,975

Total fixed charges and preferred dividends	$131,213	$127,054

Ratio of earnings to fixed charges and preferred dividends	1.3	0.2 (2)

(1)
Earnings before income from equity investees for the nine months ended September 30, 2009 includes impairment charges of $166.7 million on The Pier Shops and Regency Square and a $2.6 million restructuring charge, which primarily represents the costs of terminations of personnel.

(2)	Earnings available for fixed charges and preferred dividends were less than total fixed charges and preferred dividends by $103.5 million. See Note 1.